UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)*




                               AVANEX CORPORATION
    ------------------------------------------------------------------------
                                (Name of Issuer)




                     Common Stock, $.001 par value per share
    ------------------------------------------------------------------------

                         (Title of Class of Securities)




                                    05348W109
    ------------------------------------------------------------------------
                                 (CUSIP Number)




                                October 29, 2007
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [_]   Rule 13d-1(b)

            [X]   Rule 13d-1(c)

            [_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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





--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Pirelli & C. SpA
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Milan, Italy
--------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                        0
    NUMBER OF           --------------------------------------------------------
      SHARES                    6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                           28,295,868
       EACH             --------------------------------------------------------
    REPORTING                   7 SOLE DISPOSITIVE POWER
      PERSON
      WITH:                             0
                        --------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                        28,295,868
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,295,868
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.48%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------



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





--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Pirelli Finance (Luxembourg) SA
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Luxembourg, Luxembourg
--------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                        0
    NUMBER OF           --------------------------------------------------------
      SHARES                    6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                           28,295,868
       EACH             --------------------------------------------------------
    REPORTING                   7 SOLE DISPOSITIVE POWER
      PERSON
      WITH:                             0
                        --------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                        28,295,868
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,295,868
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.48%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------



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



ITEM 1(A).  NAME OF ISSUER:

      Avanex Corporation (the "Company")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      40919 Encyclopedia Circle
      Fremont, CA 94538

ITEM 2(A).  NAME OF PERSON FILING:

      (i)   Pirelli & C. SpA ("Pirelli") ; and

      (ii)  Pirelli Finance (Luxembourg) SA ("Pirelli Finance").

      Pirelli Finance is a wholly-owned subsidiary of Pirelli.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The address of the principal business office of Pirelli is Milan, Via Gaetano Negri, 10, Italy.

      The address of the principal business office of Pirelli Finance is 35 boulevard du Prince, L-1724 Luxembourg, Luxembourg.

ITEM 2(C).  CITIZENSHIP:

      Pirelli is a company organized under the laws of Italy.

      Pirelli Finance is a company organized under the laws of Luxembourg.

ITEM 2(D).  TITLE AND CLASS OF SECURITIES:

      Common stock, par value $.001 per share (the "Common Stock" or "Shares")

ITEM 2(E).  CUSIP NUMBER:

      05348W109

ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
      (C), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [_]   Broker or dealer registered under Section 15 of the Act

      (b)   [_]   Bank as defined in Section 3(a)(6) of the Act

      (c)   [_]   Insurance company as defined in Section 3(a)(19) of the Act

      (d)   [_]   Investment company registered under Section 8 of the
                  Investment Company Act of 1940

      (e)   [_]   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E)

      (f)   [_]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F)

      (g)   [_]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G)



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



      (h)   [_]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act

      (i)   [_]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940

      (j)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP.

      (a) - (c) Each of Pirelli and Pirelli Finance may be deemed to beneficially own an aggregate of 28,295,868 Shares. Based on the 226,793,103 Shares reported by the Company to be outstanding as of August 22, 2007, each of Pirelli and Pirelli Finance may be deemed to beneficially own approximately 12.48% of the outstanding Common Stock. Pirelli and Pirelli Finance share the power to vote and dispose, or to direct the voting and disposition, of 28,295,868 Shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      The information contained in Item 2(a) above is incorporated herein by reference.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Pirelli and Pirelli Finance are members of a group with respect to the ownership of 28,295,868 Shares.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.  CERTIFICATION.

      (a)   Not applicable.

      (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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



                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2007

                              PIRELLI & C. SPA



                              By:   /s/  Luciano Gobbi
                                 --------------------------------------
                                 Name:  Luciano Gobbi
                                 Title: Director and Attorney-in-fact




                              PIRELLI FINANCE (LUXEMBOURG) SA



                              By:   /s/  Pierluigi Zanaboni
                                 --------------------------------------
                                 Name:  Pierluigi Zanaboni
                                 Title: Member of the Board





















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




                                EXHIBIT INDEX



Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

































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